STRATASYS, INC.
7665 Commerce Way
Eden Prairie, MN 55344

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

May 21, 2009

Re:	Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 10, 2009
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated March 31, 2009, regarding our Annual Report on Form 10-K for the year ended December 31, 2008. We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	On the cover page of your Form 10-K for the fiscal years ended December 31, 2008 and 2007, you disclose your status as a “well-known seasoned issuer” (WKSI), as defined in Rule 405 of the Securities Act of 1933. We note that your equity market capitalization as measured by you on the last day of your second fiscal quarter for each of these years, however, was approximately $388 million and $453 million, respectively. Given that your market capitalization appears to be below the $700 million eligibility requirement for WKSI status and that it appears you have not issued debt securities in the last three years, please tell us why you believe you qualify for status as a well-known seasoned issuer.

Response

We recognize that the cover page of each of our Annual Reports on Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2007 includes a check in the box to indicating that we are a “well-known seasoned issuer” (WKSI) as defined in Rule 405 of the Securities Act of 1933. We mistakenly checked the box to indicate that we were a WKSI. We acknowledge that we did not meet the equity market capitalization requirements for eligibility as a WKSI for the years ended December 31, 2008 and 2007 and have not issued debt securities in the last three years. While we realize that it would have been prudent to correctly indicate that we were not a WKSI, we have not made any filings under the Securities Act of 1933 in which our characterization as a WKSI would have been applicable, we will not issue any securities as a WKSI unless and until we qualify as a WKSI, and we will make the correct disclosure in future periodic reports.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 22

General, page 22

2.	Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note from your disclosure on page 7 that as a result of your new sales strategy to eliminate direct sales and place more reliance on existing resellers, you will convert a significant portion of your fixed selling costs to a variable cost structure. Tell us what consideration you gave to discussing any known future impact on your financial statements from this restructuring. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section llI.B.3 of SEC Release 33·8350.

Response

In our Form 10-K disclosures in Part I, Item 1 (page 7) as well as in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 26) we noted, “By replacing our Fortus 3D Production Systems direct sales channel [in North America] with our existing reseller channel, we have converted a significant portion of our fixed selling costs to a variable cost structure.” The comment is specific to our high performance product line and only to North America. Throughout the remainder of the world, our Fortus line has been sold through an indirect channel for many years. In addition, our Dimension 3D Printers have been sold through an indirect channel throughout the world, including North America, for many years. Lastly, our Redeye Paid Parts service was unaffected by the change in our Fortus channel.

In evaluating Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, we assessed whether this change in our North American distribution for our Fortus products created any trends that would have a material impact on our company’s liquidity, capital resources or results of operations. In making our assessment, we took into consideration:

  The amount of fixed cost being eliminated relative to our overall spending level for our sales and marketing activities throughout the world;
  The volatility of the global economic environment;
  Forecasted sales level expected through the North American Fortus distributors; and
  Forecasted level of sales for the whole company in 2009.

While there is a known trend as it pertains to our North American Fortus sales relative to our sales and marketing expenses, we determined this trend is not reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, we do not believe there are any known trends and uncertainties that would require disclosure of material forward-looking information as required by SEC Release 33-8350.

3.	While we note that you have discussed the importance of product pricing and sales volume in various places in the document, you have not included here a discussion of the pricing environment for your products over the last three years. Your discussion should specifically address the extent to which material changes in sales or revenues are attributable to changes in price or changes in volume or to the introduction of new products or services. Please refer to Item 303(a)(3)(iii) of Regulation S-K. Furthermore, to the extent decreases in price are the result of pricing pressures or other identifiable factors, those factors should be discussed as well.

Response

Change in Revenues due to Price, Volume and New Products
In preparing our discussion of the material changes in revenue as required by Item 303(a)(3)(iii) of Regulation S-K, we considered the effects that pricing and sales volume, as well as new or discontinued products and services, had on changes in our revenue. In the section titled “Net Sales” (pages 24-25), we provided both quantitative (in terms of percentages) and qualitative information about how the volume increases among our different product and service offerings drove revenue growth during 2008. We also provided information about the effect that discontinued products (Eden and Arcam) had on our revenue.

We did not provide disclosures about the impact of product or service price changes because it did not have a material effect on the changes in our revenue. Although we disclose elsewhere in the document that we shipped a limited number of the new uPrint systems in December at a new price point of $14,900, the resulting price variance caused by this small number of December shipments did not have a material impact on our full-year revenues as compared to our previous low-cost system priced at $18,900.

We believe that our product pricing disclosures made in the three most recent annual reports on Form 10-K is evidence of our relatively stable pricing environment, particularly on the lower end of our price ranges. The following are relevant excerpts of our three most recently filed annual reports:

2006	Page 4, 2nd paragraph	“The domestic list prices of our systems range from $18,900 for Dimension 768 BST to $250,000 for our high-performance FDM Maxum.”

2007	Page 3, last paragraph	“The domestic list prices of our systems range from $18,900 for Dimension 768 BST to $400,000 for our high productivity FDM 900mc.”

2008	Page 22, first bullet point	“At the end of 2008, the Dimension product line consisted of five systems ranging in price from $18,900 to $34,900.”

Impact of Inflation and Changes in Price on Revenues for the Three Most Recent Fiscal Years
In reviewing the disclosure requirements of Item 303(a)(3)(iv), we believe that the disclosure requirement regarding the impact of inflation was met by our statement on page 36 (“inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.”), but we agree with your comment that we did not meet the requirement to disclose the impact of changing prices over that same three-year period.

We feel that the following disclosure should have been included:

Over the last three years, we believe that we have been the price leaders in the 3D printer market and have followed a strategy of continuing to move down the price elasticity curve as evidenced by our introduction of the uPrint in January 2009. The market environment for our high performance systems, while more competitive than the 3D printing market, has been driven mainly by system and material performance capabilities rather than price.

While information regarding the effect of changing prices on our revenue is provided in other parts of our Form 10-K, we understand the importance of also including it in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and will add a comparable descriptive disclosure in future periodic reports.

Results of Operations

Twelve months ended December 31, 2008 compared with twelve months ended December 31, 2007

Gross Profit, page 25

4.	You disclose that product gross profit decreased, as a percentage of product sales, primarily due to changes in product mix, without further explanation. We note with respect to the fourth quarter that the limited distribution of the new uPrint in December 2008 appears to have had a material impact on your 3D printer sales in that quarter. It further appears that you experienced growth in sales volume with respect to the 3D printers as well as decreases in pricing during that period. To the extent these or other factors materially affected the results of operations for fiscal 2008, those factors should be discussed. Please tell us in quantitative and qualitative terms the reasons for the changes in product mix and their impact on the results of operations. Tell us what consideration you gave to including this information in your discussion.

Response

While uPrint was a factor in the fourth quarter of 2008 both in the number of units sold and in gross margin, it was not a factor when comparing the year-over-year analysis as there was a difference of less than two percent between our average revenue on 3D printers in 2008 and in 2007. In addition, our unit sales volume for our 3D printers was also within two percent when comparing 2008 and 2007 unit volumes. Consequently, we made no comment in our Form 10-K related to uPrint when discussing gross profit.

We did see an impact on mix within our high performance systems as we did not have the Fortus 360mc or 900mc available in 2007. In addition, we did not have the 200mc or 400mc available for a full year in 2007. We also discontinued sales of several legacy Fortus systems that resulted in sales of some legacy systems in 2008 at lower margins than those derived from the same products in 2007. The 12% year-over-year increase in our consumable sales partially offset these impacts. Conversely, in 2007, we were distributing the Arcam product, which negatively impacted 2007 margins. Given our disclosure of the change in our Fortus product line and discontinuation of the Arcam distributed product (see page 4), as well as the disclosures under “Net Sales,” we believe that additional specific disclosures related to product mix would not be beneficial to the reader.

We did disclose that software amortization was a significant factor in the decrease in product gross profit. Note on the statement of cash flows that overall amortization increased 60% year-over-year and the impact from software amortization was greater when comparing 2008 and 2007 gross profit. Note also that when discussing our increase in gross profit on services, we delineated several points adding clarity to the change where we believed it would be useful to the reader.

In future periodic reports we will continue to give consideration to providing the reader the appropriate level of detail in order to provide clarity when comparing the periods presented.

Critical Accounting Policies, page 37

5.	Tell us what consideration you gave to identifying investment valuation as a critical accounting policy that requires you to make significant judgment. The critical accounting policy should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available, including a range of possible fair values for these investments depending on different input assumptions. See Section V of SEC release 33-8350.

Response

We evaluated the following characteristics of our short-term and long-term investments as of December 31, 2008 when considering our inclusion of investment valuation as a critical accounting policy:

  The nature of the investment
  The intended and historical holding period
  The availability and reliability of market value information

We invest in government bonds and tax-free auction rate securities, all of which are insured. Approximately $16.3 million or 82% of our short-term and long-term investments consisted of government bonds, which we have historically held to maturity and for which there is readily available, reliable market information, which we use to ascribe investment value. The remaining $3.5 million of our short-term and long-term investments consisted of two tax-free auction rate securities, one of which maintained a credit rating of A1.

As of December 31, 2008, approximately $1.1 million in auction rate securities classified as long-term investments – available for sale securities, consisted of an investment in a Jefferson County, Alabama municipal bond that had seen its rating reduced to triple C from triple A. In order to help us determine the carrying value of this investment we hired outside consultants to qualitatively and quantitatively evaluate our auction rate securities portfolio. This investment represents approximately six percent of our total short-term and long-term investment portfolio and less than one percent of our total assets; therefore we did not include investment valuation as a critical accounting policy.

We do not believe that the judgment involved in the valuation of most of our short-term and long-term investments merits the inclusion of investment valuation as a critical accounting policy. We will continue to evaluate our investment portfolio for significant judgment in valuation and include further disclosure in future periodic reports as necessary.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of operations and summary of significant accounting policies, page F-12

Short-term and Long-term Investments, page F-12

6.	Tell us and disclose how you determine the appropriate classification for each investment accounted for under SFAS 115. Your disclosures should describe how you determine whether an investment should be classified as a held-to-maturity or available-for-sale investment. See paragraph 6 of SFAS 115. In addition, revise your table of investments on page F-19 to indicate the portion of investments classified as held-to-maturity.

Response

In determining the appropriate classification of our investment in debt securities subject to SFAS 115 reporting requirements we determine whether we have the positive intent and ability to hold them until their maturity. This evaluation takes into consideration our past history of holding investments until maturity, projected cash flow estimates, expected future capital requirements, the existence of credit deterioration of the issuer and our overall investment strategy as established by management and approved by our Board of Directors.

As a result of this evaluation, we determined that all of our investment in debt securities (with the exception of the $1.1 million investment in the Jefferson County, Alabama auction rate security) met the criteria for classification as held-to-maturity in accordance with paragraph 7 of SFAS 115.

After reviewing our short-term and long-term investment disclosures in Notes 1 and 2, we believe that while we discuss all of the necessary elements of SFAS 115, improvements can be made by providing a more explicit discussion of the investment classifications, the accounting treatment, and our criteria to determine this classification. Therefore, we have revised the following disclosures from the notes to financial statements set forth in our 2008 Form 10-K to include additional information, have included comparable additional information in our Form 10-Q for the first quarter of 2009, and will include such additional information in our future periodic reports:

1) Revise the “Short-term and Long-term Investments” caption of Note 1 (on page F-12 of our 2008 Form 10-K) to read (underscored language denotes additions to disclosures in our Note 1 on page F-12 of our Form 10-K):

Classification of investments as current or non-current is dependent upon management’s intended holding period, the investment’s maturity date and liquidity considerations based on market conditions. These investments are then evaluated and classified as available-for-sale or held-to-maturity in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. This evaluation takes into consideration the Company’s past history of holding investments until maturity, projected cash flow estimates, future capital requirements, the existence of credit deterioration of the issuer and the Company’s overall investment strategy as established by management and approved by its Board of Directors.

If management has the positive intent and ability to hold its debt securities until maturity, they are classified as “held-to-maturity” and accounted for using the amortized-cost method. All other securities are classified as “available-for-sale” and accounted for at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. The Company does not hold any investments for trading purposes and had no unrecognized gains or losses related to held-to-maturity investments at December 31, 2008 or 2007, as the fair value of those investments approximated cost.

2) Revise the table of investments in Note 2 on page F-19 by adding “- held to maturity” at the end of the sub-total line item descriptions that were previously labeled “Short-term investments” and “Long-term investments”.

Investment table on page F-19 as filed:
	2008	2007
Government bonds	$4,834,698	$8,387,592
Other securities	357	95,000
Auction rate securities	-	18,775,000
Short-term investments	4,835,055	27,257,592

Auction rate securities	1,109,250	-
Long-term investments - available for sale securities	1,109,250	-

Auction rate securities	2,400,000	-
Government bonds	11,425,981	16,482,167
Other securities	-	1,483,322
Long-term investments	13,825,981	17,965,489
Total investments	$19,770,286	$45,223,081

Investment table on page F-19 with revisions:
	2008	2007
Government bonds	$4,834,698	$8,387,592
Other securities	357	95,000
Auction rate securities	-	18,775,000
Short-term investments - held to maturity	4,835,055	27,257,592

Auction rate securities	1,109,250	-
Long-term investments - available for sale securities	1,109,250	-

Auction rate securities	2,400,000	-
Government bonds	11,425,981	16,482,167
Other securities	-	1,483,322
Long-term investments - held to maturity	13,825,981	17,965,489
Total investments	$19,770,286	$45,223,081

Note 2. Investments, page F-19

7.	We note that you have two investments in auction rate securities (ARS) with a total value of $3.5 million and that one of these investments had incurred both a temporary and other-than-temporary impairment as of December 31, 2008. Please tell us the consideration given to providing disclosures to clarify your accounting treatment for ARS. In this regard, your disclosures should describe the following for each of your investments:
  The nature of the underlying collateral;
  Whether underlying cash flows on the securities are being received;
  Valuation techniques used, including key assumptions (i.e. liquidity discount) and how auction rate failures and illiquidity impact your fair value determinations;
  Number and dollar amounts of any failed auction rate securities; and
  How and when the principal on the ARS will be available, such as upon successful auction, a buyer being found outside the auction process, maturity, or redemption by the issuer.

      Provide us with any proposed changes to your disclosures.

Response

We account for our investments in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. As of December 31, 2008, we had investments in two ARS as follows:

1) Lorain County, Ohio Hospital ReM035 STARS Catholic Healthcare B 2 (CUSIP 543583HD3) - At December 31, 2008, our basis in this investment was $2.4 million. This ARS continues to carry an A1 rating and a review of the most recent financial statements of the issuer showed cash and cash equivalents of $186.2 million and total current assets of 1.2 billion. In addition, it showed significant cash flow to support the bonds. Based on this information, we recognized no impairment on this security.

2) Jefferson County, Alabama Sewer Revenue R035 (CUSIP 472682LM3) - This ARS is backed by the revenue from the county's sewer and water system. We originally purchased this ARS in 2005 when it was rated Aaa as well as insured by a third party insurance company. Jefferson County had entered into an interest hedging strategy to protect itself from fluctuations in interest rates. Not only did their strategy fail, it actually appears to have exacerbated the problem. With the failed auction in the first quarter of 2008, the rate on the ARS climbed and the underlying cash flow was unable to support the overall bonds. There were no principal payments due at the time and all interest payments continued to be made. However, the credit rating on the bond deteriorated from Aaa to Caa3 and we evaluated it for impairment with the assistance of a third party consultant.

In conducting the fair value assessment on the Jefferson County ARS, the investigation and analysis included, but was not limited to, the following steps:

1)	Review of the terms of the auction rate security bond indenture, including call dates, maturity dates, and coupon rate;
2)	Assessment of the credit risk of the security and the likelihood that it will become liquid;
3)	Analysis and extrapolation of yield information from comparable composites;
4)	Independent research from various public sources concerning the auction rate securities market;
5)	Analysis and estimate of the fair value of the security.

While we currently do not intend to sell our investment in the Jefferson County ARS, from our analysis, we concluded its value was impaired and recognized both a temporary and other-than-temporary impairment.

In our Form 10-K, we discuss accounting for investments in our significant accounting policies in the notes to consolidated financial statements. In Note 11 of the notes to the consolidated financial statements entitled “Fair Value Measurements” we elaborate on the types of inputs that should be considered and the hierarchy of those inputs. When we have concluded that an other-than-temporary impairment has been incurred, FASB Staff Position nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, indicates we should provide our rationale for concluding that unrealized losses are not other-than-temporary and that individually significant unrealized losses should not be aggregated. It states this disclosure should include:

1)	The nature of the investment
2)	The cause of the impairment
3)	The severity and duration of the impairment
4)	Other evidence considered

In various portions of our Form 10-K we disclose the following information pertaining to our investment in the Jefferson County ARS:

1)	That the amount of our investment is $2.6 million (pages 27 and 35);
2)	That it is an auction rate security (page 35);
3)	It consists of a Jefferson County, Alabama municipal bond (pages 27 and 35);
4)	The auction had failed (page 27);
5)	The rating had declined from AAA to CCC (page 27);
6)	We hired outside consultants to help us evaluate the carrying value of the investment (page 27);
7)	We took a pre-tax charge of $1.3 million in the Statement of Operations (pages 27 and 35) and a $0.2 million pre-tax fair value adjustment in the Balance Sheet caption “Other comprehensive income” (page 35); and
8)	We also noted that our ability to recognize the $1.1 million fair value is subject to numerous risks and uncertainties that may develop in future periods (page 35).

Notwithstanding the foregoing disclosures, you have asked us to describe the following for each of our investments:

  The nature of the underlying collateral;
  Whether underlying cash flows are being received;
  Valuation techniques used, including key assumptions (i.e. liquidity discount) and how auction  rate failures and illiquidity impact your fair value determinations;
  Number and dollar amounts of any failed auction rate securities; and
  How and when the principal on the ARS will be available, such as upon successful auction, a buyer being found outside the auction process, maturity, or redemption by the issuer.

We acknowledge that individual investments that have incurred a significant impairment should include all relevant information used in making our conclusions. We believe we have done this on the Jefferson County ARS through the disclosures noted above. In order to provide additional clarity, we will include disclosures comparable to the following in the notes to financial statements future periodic reports:

The balance sheet caption titled “Long-term investments – available for sale” consisted of approximately $1.1 million of a tax-free ARS. This balance represents the current estimated fair value of an ARS issued by Jefferson County, Alabama with a face value of 2.6 million. The investment is part of a multibillion dollar series of bonds issued by Jefferson County to build its sewer and water treatment system (system). The County entered into interest rate swaps to protect itself from rising interest rates, but the swaps proved ineffective and the revenue from the system will not adequately support the higher interest rates. The bond is insured by Financial Guaranty Insurance Company (“FGIC”) and matures in 2042. The Company has received $25,000 in principal payments on the Jefferson County ARS, and no additional principal payments have become due. The Company has received all interest payments on this ARS. However, with the collapse of the ARS market, the weakened financial condition of FGIC, and the County’s financial condition, the rating of this ARS has gone from Aaa to Caa3.

With the assistance of outside consultants, the Company has reviewed the ARS, including expected cash flows, assessed the credit risk, analyzed and extrapolated yield information on comparable composites, and reviewed independent research from various public sources concerning the ARS market. Given the Company’s strong cash position, as well as the ability to continue to generate cash flow from operations, the Company may hold this investment to maturity. The other-than-temporary impairment represents the charge the Company believes it would take if an active market for the investment existed when comparing this to similarly rated bonds that are actively traded. The temporary impairment relates to the illiquid nature of the ARS market. The Company has concluded that it has incurred both a temporary and other-than-temporary impairment as follows:

Face value of investment	$2,575,000
Temporary impairment – recognized in other comprehensive income	($195,000)
Other-than-temporary impairment – recognized in other income	($1,270,750)

Net carrying value	$1,109,250

Note 14. Common stock, page F-27

Stock options and awards, page F-28

8.	Tell us what consideration you gave to describing the method used to estimate the significant assumptions used to calculate the fair value of stock-based awards. Refer to paragraph A240(e)(2). Also indicate what consideration you gave to discussing the relevant assumptions and estimates within Critical Accounting Policies.

Response

In reviewing the disclosure requirements outlined in paragraph A240(e)(2), we agree with your comment that we did not meet the requirement to disclose the methods used to estimate the significant assumptions used to calculate the fair value of stock-based awards.

In order to further disclose our methodology used to estimate the significant assumptions used to calculate the fair value of stock-based awards we will provide the following disclosure in future periodic reports as they relate to grants made in 2007 and 2008:

The Company calculated the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for each respective period:

	2008	2007
Risk-free interest rate	3.9%	3.3%
Expected option term	4.5 years	4.5 years
Expected price volatility	43%	47%
Dividend yield	-	-

The Company’s computation of expected volatility is based on a combination of historical and market-based implied volatility from traded options on the Company’s stock. The expected option term was calculated in accordance with Staff Accounting Bulletin Nos. 107 and 110. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Furthermore, we will provide the following addition to our Critical Accounting Policies disclosure in future periodic reports:

The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The computation of expected volatility is based on historical volatility from traded options on our stock. The expected option term is calculated in accordance with Staff Accounting Bulletin Nos. 107 and 110. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Each of the three factors requires us to use our judgment and make estimates in determining the percentages and time periods used for the calculation. If we were to use different percentages or time periods, the fair value of stock-based option awards could be materially different.

Note 16. Export sales, page F-30

9.	Tell us what consideration you gave to including all the information about your geographic areas that is required by paragraph 38 of SFAS 131.

Response

We evaluated the revenues and long-lived assets of our international operations on a country-by-country basis for fiscal 2008 and concluded that no individual country was material. As SFAS 131 does not provide specific guidance for determining materiality, we have used a guideline of 10% of consolidated revenues and total assets for purposes of evaluating materiality for this purpose. We attribute revenue from non-U.S. customers to individual countries based on the location to which the product was shipped.

In fiscal 2008, foreign revenues and long-lived assets represented approximately 46% and less than 1% of consolidated amounts, respectively. As disclosed in the business section of our 2008 Form 10-K, our international sales organization supports all major regions of the world outside of the Americas, including Europe, the Middle East, Japan, Korea, Taiwan and China. We also operate international sales and service centers located in Frankfurt, Germany; Bologna, Italy; Bangalore, India; Tokyo, Japan; and Shanghai, China. In future periodic reports, we will affirm that we do not have material revenues or long-lived assets attributable to individual foreign countries or we will disclose these amounts if they become material.

*      *      *      *      *

After reviewing the staff’s comments on our 2008 Form 10-K, we appreciate and find merit with the staff comments on the filing. We will follow the staff’s guidance with respect to these disclosure items in our future periodic reports.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

Robert F. Gallagher
Chief Financial Officer